                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from_________ to _____________


                          Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               M-I RETIREMENT PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Smith International, Inc.
                               16740 Hardy Street
                              Houston, Texas 77032

The following financial statements and exhibits are filed as a part of this annual report:

                                                                                     Sequentially
                                                                                       Numbered
                                                                                         Page
                                                                                     ------------
(a)  Index to Financial Statements and Supplementary  Information:

     Report of Independent Public Accountants.......................................       5

     Statements of Net Assets Available for Plan
     Benefits at December 31, 1998 and 1997.........................................       6

     Statements of Changes in Net Assets Available
     for Plan Benefits for the year ended December 31,
     1998...........................................................................       8

     Notes to financial statements..................................................       9

     Supplementary Information:

     Schedule 1 - Assets held for Investment Purposes...............................      14
     Schedule 2 - Reportable Transactions...........................................      15
     Schedule 3 - Non-exempt Transactions...........................................      16

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 1999

                                              M-I RETIREMENT PLAN

                                              By: M-I L.L.C.

                                              By:   /s/ Geri D. Wilde
                                                  --------------------------
                                                        Geri D. Wilde
                                                     Assistant Treasurer

                  M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1998
                  TOGETHER WITH AUDITORS' REPORT


















M-I PROFIT SHARING AND SAVINGS PLAN - FS--12/31/98
MI-PROFIT SHARING AND SAVINGS PLAN/MGR. CARPENTIER, A./CHARGE # SMI-046-63/ DRAFT - 06/28/99

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Employee Benefits Committee of
M-I L.L.C. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I L.L.C Profit Sharing and Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 (Schedule I), reportable transactions - series transactions for the year ended December 31, 1998 (Schedule II), and nonexempt transactions for the year ended December 31, 1998 (Schedule III), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Houston, Texas
June 23, 1999

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1998



                                                                                   Participant-Directed
                                                       ------------------------------------------------------------------------
                                                        Vanguard         Smith                                         Long-
                                                       Retirement     International,                                   Term
                                                         Savings          Inc.,        Vanguard      Vanguard       Corporate
                                                          Trust          Stock        Wellington      Windsor          Bond
                                                          Fund            Fund           Fund          Fund            Fund
                                                       ------------   ------------   ------------   ------------   ------------

ASSETS:
   Cash                                                $         --   $     51,011   $         --   $         --   $         --
   Investments-
     Registered investment companies                             --             --     44,425,622     10,975,908      2,270,285
     Vanguard Retirement Savings Trust                   12,256,382             --             --             --             --
     Smith International, Inc., common stock                     --      6,072,225             --             --             --
     Loans to participants                                       --             --             --             --             --
                                                       ------------   ------------   ------------   ------------   ------------

                                   Total investments     12,256,382      6,123,236     44,425,622     10,975,908      2,270,285

   Receivables-
     Company contributions                                   10,248         18,214        205,930         17,793          2,602
     Participant contributions                               51,065         27,170        164,608         41,059          6,004
     Loan repayments                                         26,597          8,587         46,014         15,721          3,381
                                                       ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $ 12,344,292   $  6,177,207   $ 44,842,174   $ 11,050,481   $  2,282,272
                                                       ============   ============   ============   ============   ============




                                                                           Participant-Directed
                                                       ---------------------------------------------------------
                                                                        Vanguard
                                                          VMMR            Index                     International
                                                          Prime            500         Vanguard        Growth
                                                        Portfolio       Portfolio      PRIMECAP       Portfolio
                                                          Fund            Fund           Fund           Fund
                                                       ------------   ------------   ------------   ------------

ASSETS:
   Cash                                                $         --   $         --   $         --   $         --
   Investments-
     Registered investment companies                      4,190,277      6,664,306      8,412,323      1,215,373
     Vanguard Retirement Savings Trust                           --             --             --             --
     Smith International, Inc., common stock                     --             --             --             --
     Loans to participants                                       --             --             --             --
                                                       ------------   ------------   ------------   ------------

                                   Total investments      4,190,277      6,664,306      8,412,323      1,215,373

   Receivables-
     Company contributions                                    3,619         16,780         19,141          3,969
     Participant contributions                               10,730         24,172         26,829          6,045
     Loan repayments                                          4,577          8,600         11,393          1,990
                                                       ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $  4,209,203   $  6,713,858   $  8,469,686   $  1,227,377
                                                       ============   ============   ============   ============



                                                              Loan
                                                              Fund           Total
                                                          ------------   ------------

ASSETS:
   Cash                                                   $         --   $     51,011
   Investments-
     Registered investment companies                                --     78,154,094
     Vanguard Retirement Savings Trust                              --     12,256,382
     Smith International, Inc., common stock                        --      6,072,225
     Loans to participants                                   4,873,121      4,873,121
                                                          ------------   ------------

                                   Total investments         4,873,121    101,406,833

   Receivables-
     Company contributions                                          --        298,296
     Participant contributions                                      --        357,682
     Loan repayments                                                --        126,860
                                                          ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $  4,873,121   $102,189,671
                                                          ============   ============


         The accompanying notes are an integral part of this statement.

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1997



                                                                                Participant-Directed
                                                       --------------------------------------------------------------------
                                                        Vanguard        Smith                                     Long-
                                                       Retirement    International,                               Term
                                                         Savings         Inc.,       Vanguard      Vanguard     Corporate
                                                          Trust         Stock       Wellington      Windsor       Bond
                                                          Fund           Fund          Fund          Fund         Fund
                                                       ------------  ------------  ------------  ------------  ------------

ASSETS:
   Cash                                                $         --  $    158,612  $         --  $         --  $         --
   Investments-
     Registered investment companies                             --            --    37,254,803    12,392,408     1,311,898
     Vanguard Retirement Savings Trust                   10,372,200            --            --            --            --
     Smith International, Inc., common stock                     --     9,444,629            --            --            --
     Loans to participants                                       --            --            --            --            --
                                                       ------------  ------------  ------------  ------------  ------------

                                   Total investments     10,372,200     9,603,241    37,254,803    12,392,408     1,311,898

   Receivables-
     Company contributions                                   74,379       125,490     1,478,273       190,708        12,272
     Participant contributions                              124,072        45,869       300,053       111,483        11,067
     Loan repayments                                         43,843        11,424        56,590        35,792         4,308
                                                       ------------  ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $ 10,614,494  $  9,786,024  $ 39,089,719  $ 12,730,391  $  1,339,545
                                                       ============  ============  ============  ============  ============




                                                                         Participant-Directed
                                                       ------------------------------------------------------
                                                                       Vanguard
                                                           VMMR          Index                   International
                                                           Prime          500        Vanguard       Growth
                                                        Portfolio      Portfolio     PRIMECAP      Portfolio
                                                           Fund          Fund          Fund          Fund
                                                       ------------  ------------  ------------  ------------

ASSETS:
   Cash                                                $         --  $         --  $         --  $         --
   Investments-
     Registered investment companies                      2,072,422     3,454,438     6,477,037     1,032,719
     Vanguard Retirement Savings Trust                           --            --            --            --
     Smith International, Inc., common stock                     --            --            --            --
     Loans to participants                                       --            --            --            --
                                                       ------------  ------------  ------------  ------------

                                   Total investments      2,072,422     3,454,438     6,477,037     1,032,719

   Receivables-
     Company contributions                                   17,118        95,197       162,438        36,811
     Participant contributions                               21,084        34,491        57,019        13,680
     Loan repayments                                          7,285         6,605        15,192         2,888
                                                       ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $  2,117,909  $  3,590,731  $  6,711,686  $  1,086,098
                                                       ============  ============  ============  ============



                                                           Loan
                                                           Fund          Total
                                                       ------------  ------------

ASSETS:
   Cash                                                $         --  $    158,612
   Investments-
     Registered investment companies                             --    63,995,725
     Vanguard Retirement Savings Trust                           --    10,372,200
     Smith International, Inc., common stock                     --     9,444,629
     Loans to participants                                4,404,522     4,404,522
                                                       ------------  ------------

                                   Total investments      4,404,522    88,375,688

   Receivables-
     Company contributions                                       --     2,192,686
     Participant contributions                                   --       718,818
     Loan repayments                                             --       183,927
                                                       ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $  4,404,522  $ 91,471,119
                                                       ============  ============



         The accompanying notes are an integral part of this statement.

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                          Participant-Directed
                                                               --------------------------------------------------------------------
                                                                  Vanguard           Smith
                                                                 Retirement      International,
                                                                   Savings            Inc.,           Vanguard          Vanguard
                                                                    Trust             Stock          Wellington          Windsor
                                                                    Fund              Fund              Fund              Fund
                                                               --------------    --------------    --------------    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1997    $   10,614,494    $    9,786,024    $   39,089,719    $   12,730,391
                                                               --------------    --------------    --------------    --------------

PLAN ADDITIONS:
   Interest and dividends                                             661,725               568         4,793,733           974,276
   Net realized gain (loss) on sale of investments                         --          (139,493)          336,363          (121,211)
   Net unrealized appreciation (depreciation) of investments               --        (4,040,335)         (553,936)         (911,713)
                                                               --------------    --------------    --------------    --------------
                                                                      661,725        (4,179,260)        4,576,160           (58,648)
                                                               --------------    --------------    --------------    --------------
   Contributions-
     Company                                                          121,875           201,807         2,742,743           283,342
     Participants                                                   1,216,671           408,385         3,267,422         1,270,542
     Rollovers                                                             --           185,275           761,349            11,111
                                                               --------------    --------------    --------------    --------------
                                                                    1,338,546           795,467         6,771,514         1,564,995
                                                               --------------    --------------    --------------    --------------

                                     Total additions                2,000,271        (3,383,793)       11,347,674         1,506,347
                                                               --------------    --------------    --------------    --------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                    1,288,647           297,617         2,689,283           853,030

INTERFUND TRANSFERS, net                                            1,018,174            72,593        (2,905,936)       (2,333,227)
                                                               --------------    --------------    --------------    --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998    $   12,344,292    $    6,177,207    $   44,842,174    $   11,050,481
                                                               ==============    ==============    ==============    ==============



                                                                                      Participant-Directed
                                                                -----------------------------------------------------------------
                                                                    Long-                           Vanguard
                                                                    Term              VMMR            Index
                                                                 Corporate            Prime            500            Vanguard
                                                                    Bond            Portfolio       Portfolio         PRIMECAP
                                                                    Fund              Fund             Fund             Fund
                                                                --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1997     $    1,339,545   $    2,117,909   $    3,590,731   $    6,711,686
                                                                --------------   --------------   --------------   --------------

PLAN ADDITIONS:
   Interest and dividends                                              143,987          148,166           91,125          325,374
   Net realized gain (loss) on sale of investments                       6,918               --          109,397           79,834
   Net unrealized appreciation (depreciation) of investments             3,144               --        1,068,239        1,202,907
                                                                --------------   --------------   --------------   --------------
                                                                       154,049          148,166        1,268,761        1,608,115
                                                                --------------   --------------   --------------   --------------
   Contributions-
     Company                                                            24,498           39,392          188,125          261,293
     Participants                                                      269,318          213,943          428,939          604,181
     Rollovers                                                              --           44,495           28,300           43,935
                                                                --------------   --------------   --------------   --------------
                                                                       293,816          297,830          645,364          909,409
                                                                --------------   --------------   --------------   --------------

                                     Total additions                   447,865          445,996        1,914,125        2,517,524
                                                                --------------   --------------   --------------   --------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                        98,567          635,287          229,990          284,189

INTERFUND TRANSFERS, net                                               593,429        2,280,585        1,438,992         (475,335)
                                                                --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998     $    2,282,272   $    4,209,203   $    6,713,858   $    8,469,686
                                                                ==============   ==============   ==============   ==============



                                                                 Participant-
                                                                  Directed
                                                                --------------

                                                                International
                                                                    Growth
                                                                   Portfolio          Loan
                                                                     Fund             Fund              Total
                                                                --------------    --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1997     $    1,086,098    $    4,404,522   $   91,471,119
                                                                --------------    --------------   --------------

PLAN ADDITIONS:
   Interest and dividends                                               24,393           319,759        7,483,106
   Net realized gain (loss) on sale of investments                      25,362                --          297,170
   Net unrealized appreciation (depreciation) of investments           117,899                --       (3,113,795)
                                                                --------------    --------------   --------------
                                                                       167,654           319,759        4,666,481
                                                                --------------    --------------   --------------
   Contributions-
     Company                                                            56,853                --        3,919,928
     Participants                                                      130,979                --        7,810,380
     Rollovers                                                           4,036                --        1,078,501
                                                                --------------    --------------   --------------
                                                                       191,868                --       12,808,809
                                                                --------------    --------------   --------------

                                     Total additions                   359,522           319,759       17,475,290
                                                                --------------    --------------   --------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                        49,959           330,169        6,756,738

INTERFUND TRANSFERS, net                                              (168,284)          479,009               --
                                                                --------------    --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998     $    1,227,377    $    4,873,121   $  102,189,671
                                                                ==============    ==============   ==============





         The accompanying notes are an integral part of this statement.

                   M-I L.L.C. PROFIT SHARING AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS:

The following description of the M-I L.L.C. Profit Sharing and Savings Plan (the Plan), formerly known as the M-I Drilling Fluids L.L.C. Profit Sharing and Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I L.L.C. (the Company). During 1998, Smith International, Inc. (Smith), obtained 100 percent ownership in the Company. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan became effective on March 1, 1987, and is available to all employees who meet certain eligibility requirements.

Administration

The Company is the plan administrator of the Plan, as defined under ERISA. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan. Expenses incident to the administration of the Plan and trust may be paid by the Company or by the Plan.

Eligibility

An employee may participate in the Plan on the first day of the first month following the date of hire.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is included in the employee's gross income under the Internal Revenue Code (the Code), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $80,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $10,000 during 1998 under Section 402(g) of the Code.

At its discretion, the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the Basic Contribution). The Company may also provide a 100 percent matching contribution of the first 1-1/2 percent of a participant's voluntary contribution (the Matching Contribution).

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions (the Profit-Sharing Contribution) in such amounts, if any, as determined by the Company and approved and ratified by the Company's board of directors.

Basic and Matching Contributions made by the Company were approximately $3,900,000 for the year ended December 31, 1998.

Vesting

Participants are immediately vested in their voluntary contributions and the net earnings thereon. Participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

Investment Options

At December 31, 1998 and 1997, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company.

Participants have the option of independently investing their contributions and the Company's basic, matching and profit-sharing contributions in any of the following Vanguard Funds and/or the common stock of Smith International, Inc.:

Vanguard Retirement Savings Trust Fund--Investments are made primarily in a pool of investment contracts issued by insurance companies and banks selected by the Trustee. This investment was formerly known as the Investment Contract Trust Fund. See Note 3 for further information regarding valuation of the underlying investments.

Smith International, Inc., Stock Fund--Investments are in the common stock of Smith International, Inc., purchased on the open market.

Investments in the Smith International, Inc. Common Stock Fund are assigned units of participation. The unit value is determined based upon the fair market value of the underlying net assets, which consist of Smith common stock and temporary investments. The total units of the Smith International, Inc. Common Stock Fund assigned to participants as of December 31, 1998 and 1997, were 2,653,508 units and 1,733,218 units, respectively.

Vanguard Wellington Fund--Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

Vanguard Windsor Fund--Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

Long-Term Corporate Bond Fund--Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

VMMR Prime Portfolio Fund--Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and short-term corporate obligations with the objective of preservation of capital and liquidity.

Vanguard Index 500 Portfolio Fund--Investments are made in a portfolio of publicly traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

Vanguard PRIMECAP Fund--Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

International Growth Portfolio Fund--Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Company. Such distributions are limited to the vested amount then credited to such participant's account.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

Loans

Participants who have participated in the Plan for a minimum of one year may borrow from their accounts no more than once annually, subject to terms specified by the Company. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed with a participant's election or if the participant has an account balance less than $5,000. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is reemployed by the Company within five years. Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for plan benefits as of December 31, 1998 and 1997, includes forfeited amounts of $311,628 and $68,542, respectively, which are held in the VMMR Prime Portfolio Fund. Forfeitures of $62,269 were used to offset all plan expenses in 1998. Forfeitures of $100,000 were used to reduce employer contributions in 1998.

2.  ACQUISITIONS:

During 1998, the Company acquired Safeguard Disposal Systems, Inc. (Safeguard). In December 1998, the Safeguard Disposal Systems, Inc. 401(k) Retirement Plan (the Safeguard Plan) merged with and into the Plan, replacing in entirety the provisions of the Safeguard Plan. Former Safeguard employees were admitted to the Company's Plan fully vested.

3.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the Trustee.

Investment Valuation

The Plan's investments are held by the Trustee. The Trustee has provided certified statements which are the basis for recording the transactions of the Plan. Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the Vanguard Retirement Savings Trust which is stated at contract value. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets, and unrealized appreciation or depreciation of the Plan assets, are based on the value of those assets at the beginning of the Plan year or at the time of purchase if acquired during the current year.

Participant Account Valuation

The Plan provides that each fund's income shall be allocated daily to the individual participant in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions from the account on a daily basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stocks, money market instruments, fixed income securities, an investment trust and long-term corporate bonds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits, as well as participant accounts.

6.  INVESTMENT CONTRACTS:

Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plan," requires that fully benefit-responsive investment contracts be valued at contract value which represents the principal balance of the contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company.

The Plan is invested in the Vanguard Retirement Savings Trust (the Trust) which provides for the collective investment of the assets of tax-exempt pension and profit-sharing plan trusts primarily in a pool of investment contracts issued by insurance companies and banks. The average blended yield of the Trust's investments as of December 31, 1998 and 1997, was 5.93 percent and 6.23 percent, respectively. The total return of the Trust as of December 31, 1998 and 1997, was 6.15 percent and 6.17 percent, respectively. Fully benefit-responsive investment contracts are included in the financial statements at contract value, which approximates fair value.

7.  PLAN AMENDMENTS:

Effective January 1, 1998, the Plan sponsor amended the Plan in order to provide service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and the Company.

8. NON-EXEMPT TRANSACTIONS:

For the year ended December 31, 1998, due to system delays, two contributions were not remitted to the Plan trust by the Company within the time period established by the Department of Labor. Subsequent to year-end, the Company reimbursed the Plan for interest on the delayed contributions. As such, these transactions represent non-exempt transactions between the Company and the Plan as identified in Schedule III.

                                                                     SCHEDULE I

                           M-I L.L.C. PROFIT SHARING
                                AND SAVINGS PLAN


                            SCHEDULE OF ASSETS HELD
                            FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998



                                                                                                                       Current
           Identity of Issue                                Description of Investment                  Cost             Value
-------------------------------------------     ------------------------------------------------   ------------    ---------------

Vanguard Fiduciary Trust Company*               Vanguard Retirement Savings Trust Fund             $ 12,256,382    $    12,256,382
Smith International, Inc.*                      Smith International, Inc., Stock Fund                 9,675,609          6,072,225
Smith International, Inc.                       Cash, interest-bearing                                   51,011             51,011
Vanguard Group of Investment Companies*         Vanguard Wellington Fund                             38,812,465         44,425,622
Vanguard Group of Investment Companies*         Vanguard Windsor Fund                                11,465,101         10,975,908
Vanguard Group of Investment Companies*         Long-Term Corporate Bond Fund                         2,192,556          2,270,285
Vanguard Group of Investment Companies*         VMMR Prime Portfolio Fund                             4,190,277          4,190,277
Vanguard Group of Investment Companies*         Vanguard Index 500 Portfolio Fund                     4,969,352          6,664,306
Vanguard Group of Investment Companies*         Vanguard PRIMECAP Fund                                6,221,529          8,412,323
Vanguard Group of Investment Companies*         International Growth Portfolio Fund                   1,090,210          1,215,373
                                                Loans receivables from participants (highest and
M-I L.L.C. Profit Sharing and Savings Plan*       lowest interest rates are 0.07% and 10.05%)         4,873,121          4,873,121
                                                                                                   ------------    ---------------

                                                                                                   $ 95,797,613    $   101,406,833
                                                                                                   ============    ===============



*Identified party in interest.

                                                                    SCHEDULE II

                           M-I L.L.C. PROFIT SHARING
                                AND SAVINGS PLAN


                             SCHEDULE OF REPORTABLE
                             TRANSACTIONS - SERIES
                                  TRANSACTIONS

                               FOR THE YEAR ENDED
                               DECEMBER 31, 1998



                                                                                              Purchase         Selling
     Identity of Party Involved                     Description of Asset                      Price(a)         Price(b)
--------------------------------------      ----------------------------------------      -------------    -------------

Vanguard Fiduciary Trust Company            Vanguard Retirement Savings Trust              $  6,626,088     $     -
                                                                                                 -             4,741,906
Smith International, Inc.                   Smith International, Inc., Stock Fund(c)         14,335,461           -
                                                                                                 -            13,635,638
Vanguard Group of Investment Companies      Vanguard Wellington Fund                         17,511,591           -
                                                                                                 -            10,123,199
Vanguard Group of Investment Companies      Vanguard Windsor Fund                             5,859,085           -
                                                                                                 -             6,242,661
Vanguard Group of Investment Companies      VMMR Prime Portfolio Fund                         8,142,547           -
                                                                                                 -             6,024,692
Vanguard Group of Investment Companies      Vanguard Index Trust 500 Portfolio Fund           4,746,481           -
                                                                                                 -             2,714,249
Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund                            4,657,165           -
                                                                                                 -             4,004,620


                                                                                                      Current Value
                                                                                                         of Asset
                                                                                       Cost of        on Transaction     Net Gain
     Identity of Party Involved                  Description of Asset                   Asset              Date           (Loss)
--------------------------------------   ----------------------------------------   -------------     --------------    ----------

Vanguard Fiduciary Trust Company         Vanguard Retirement Savings Trust           $  6,626,088      $   6,626,088    $    -
                                                                                        4,741,906          4,741,906         -
Smith International, Inc.                Smith International, Inc., Stock Fund(c)      14,335,461         14,335,461         -
                                                                                       13,864,532         13,635,638       (228,894)
Vanguard Group of Investment Companies   Vanguard Wellington Fund                      17,511,591         17,511,591         -
                                                                                        8,564,773         10,123,199      1,558,426
Vanguard Group of Investment Companies   Vanguard Windsor Fund                          5,859,085          5,859,085         -
                                                                                        6,195,488          6,242,661         47,173
Vanguard Group of Investment Companies   VMMR Prime Portfolio Fund                      8,142,547          8,142,547         -
                                                                                        6,024,692          6,024,692         -
Vanguard Group of Investment Companies   Vanguard Index Trust 500 Portfolio Fund        4,746,481          4,746,481         -
                                                                                        2,458,747          2,714,249        255,502
Vanguard Group of Investment Companies   Vanguard PRIMECAP Fund                         4,657,165          4,657,165         -
                                                                                        3,638,338          4,004,620        366,282




(a)      Purchase price includes transaction expenses.

(b)      Selling price is net of transaction expenses.

(c) Smith International, Inc., Common Stock Fund is reported on an unitized basis.



NOTE: This schedule includes series transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of net assets available for Plan benefits as of January 1, 1998.

'


                                                                   SCHEDULE III

                               M-I L.L.C. PROFIT
                           SHARING AND SAVINGS PLAN


                             SCHEDULE OF NONEXEMPT
                                  TRANSACTIONS

                               FOR THE YEAR ENDED
                               DECEMBER 31, 1998



                           Relationship to Plan                        Description of Transactions Including
     Identity of            Employer or Other                             Maturity Date, Rate of Interest,
   Party Involved           Party in Interest                              Collateral and Maturity Value
---------------------     ----------------------   --------------------------------------------------------------------------------

M-I L.L.C.                Employer                 Lending of monies from the Plan to the Employer (contributions not remitted to the Plan in a timely manner) as follows:

                                                       Late payment of October 16, 1998, contributions, due within 15 working days from the end of the month, received November 23, 1998, interest at 13.18%
                                                          per annum

                                                       Late payment of October 31, 1998, contributions, due within 15 working days from the end of the month, received December 1, 1998, interest at 13.18%
                                                          per annum







                    Description of Transactions Including                                                 Interest
                      Maturity Date, Rate of Interest,                                         Amount     Incurred
                       Collateral and Maturity Value                                           Loaned      on Loan
--------------------------------------------------------------------------------             ----------   --------

Lending of monies from the Plan to the Employer (contributions not remitted to the Plan in a timely manner) as follows:

    Late payment of October 16, 1998, contributions, due within 15 working days from the end of the month, received November 23, 1998, interest at 13.18%
       per annum                                                                              $ 246,328   $    267

    Late payment of October 31, 1998, contributions, due within 15 working days from the end of the month, received December 1, 1998, interest at 13.18%
       per annum                                                                                239,122        950
                                                                                                          --------

                                                                                                          $  1,217
                                                                                                          ========





NOTE: The above interest amounts were subsequently remitted to the Plan by the Employer.